UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35470 / February 11, 2025

In the Matter of

ETF Opportunities Trust
8370 Stony Point Parkway, Suite 205
Richmond, Virginia 23235

Brookmont Capital Management
5950 Berkshire Lane, Suite 1420
Dallas, Texas 75225

(812-15648)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

ETF Opportunities Trust and Brookmont Capital Management filed an application on October
23, 2024, and an amendment on November 4, 2024, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the
Act, as well as from certain disclosure requirements. The order permits applicants to enter into
and materially amend subadvisory agreements without shareholder approval and also grants
relief from certain disclosure requirements.

On January 15, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35648). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Opportunities Trust and Brookmont Capital Management, LLC (File No. 812-15648) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.